EXHIBIT 2.2
Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of that jurisdiction
For immediate release
13 June 2008
PAREXEL International Corporation (“PAREXEL”)
Recommended Cash Acquisition of
ClinPhone plc (“ClinPhone”)
Summary
•	The Boards of PAREXEL and ClinPhone are pleased to announce that they have reached agreement on the terms of a recommended proposal whereby PAREXEL International Holding, a wholly owned subsidiary of PAREXEL, will acquire the entire issued and to be issued ordinary share capital of ClinPhone.

•	The Acquisition is on the basis of 135 pence in cash for each ClinPhone Share.

•	The Offer Price represents a premium of (i) 31% to the ClinPhone Share closing price of 103 pence on 12 June 2008, the last Business Day before the date of this announcement; and (ii) 86% to the ClinPhone Share closing price of 72.5 pence on 14 February 2008, the last Business Day before the start of the Offer Period.

•	The Acquisition values the entire issued ordinary share capital of ClinPhone at approximately £91 million.

•	PAREXEL continues to focus on being a leading provider of technology solutions to support the full range of clinical development activities. As a result of the Acquisition PAREXEL will be able to provide clients with a more comprehensive eClinical suite. PAREXEL believes that, as the market embraces a total eClinical solution, this will enable clients to realise even more significant process efficiencies, greater visibility across studies, improvements in data quality and accelerated decision-making.

•	It is currently envisaged that the Acquisition will be implemented by way of a Court sanctioned scheme of arrangement of ClinPhone.

•	In order to fund the Acquisition and costs related to the Acquisition and to refinance the existing debt of the ClinPhone Group and PAREXEL, PAREXEL has arranged a US$300 million facility with JPMorgan Chase Bank, N.A. and Keybank National Association.

•	The ClinPhone Directors, who have been so advised by UBS, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the ClinPhone Directors, UBS has taken into account the ClinPhone Directors’ commercial assessment of the Acquisition. Accordingly, the ClinPhone Directors intend to recommend unanimously that ClinPhone Shareholders vote in favour of the resolutions to be proposed at the ClinPhone General Meeting and the Scheme Meeting, as the ClinPhone Directors have irrevocably undertaken to PAREXEL to do, or procure is done, in respect of their own beneficial holdings in

ClinPhone. Directors’ interests in ClinPhone represent approximately 5.08 per cent. of the issued share capital of ClinPhone (3,409,269 ClinPhone Shares in aggregate) as at the date of this announcement.

•	PAREXEL has also received an irrevocable undertaking from Aberforth Partners LLP (“Aberforth”), the largest shareholder of ClinPhone, to vote in favour of the Acquisition by way of Scheme in respect of approximately 17.14 per cent. of the issued share capital of ClinPhone as at the date of this announcement (11,508,050 ClinPhone Shares). Under the terms of that irrevocable undertaking Aberforth has agreed to vote in favour of the resolutions to be proposed at the ClinPhone General Meeting and the Scheme Meeting. This irrevocable undertaking will cease to be binding in certain circumstances, including in the event that a competing proposal is announced which represents, in the reasonable opinion of Aberforth, a value of not less than 142 pence per ClinPhone Share. The obligations of Aberforth shall also lapse and cease to be enforceable in respect of any ClinPhone Shares held by Aberforth that are sold at a price of not less than 142 pence per ClinPhone Share.
Quotes:
Josef von Rickenbach, Chairman and Chief Executive Officer of PAREXEL, said:
“As the use of technology has expanded in the conduct of clinical research, PAREXEL has been a leader in helping to advance the convergence of services and technology in the market. Biopharmaceutical companies have increasingly demanded PAREXEL technology solutions and expertise to support the full range of clinical development activities while improving the speed and efficiency of clinical programs. We anticipate that this Acquisition will bring the many technologies and capabilities of ClinPhone into the PAREXEL organisation and advance our position as a clinical technology leader.
The combination of complementary capabilities of PAREXEL and ClinPhone would provide clients with a more comprehensive suite of clinical information technologies. As the market embraces a total eClinical solution, we believe clients will realize even more significant process efficiencies, greater visibility across studies, improvements in data quality, and accelerated decision-making.
PAREXEL is continuing to execute through its broad global footprint to provide a wide array of geographic locations for our clients’ clinical development programs. Additionally, we are further increasing our focus to provide clients with an expanded offering of advanced technologies and associated expertise across PAREXEL’s extensive global platform.”
Edwin Moses, Chairman of ClinPhone, said:
“Since its operational issues during the second half of 2007, ClinPhone has recovered strongly, as evidenced by recent contract wins and today’s Interim Management Statement. The recommended Acquisition of ClinPhone by PAREXEL represents an opportunity for all of ClinPhone’s shareholders to receive cash at an attractive premium to ClinPhone’s market price. For our employees and customers, the Acquisition represents an opportunity to become part of a larger, broader organisation with, in particular, greater financial resources.”

Enquiries:
PAREXEL
Jill Baker, Vice President of Investor Relations, +1 781 434 4118
JPMorgan Cazenove (financial advisor to PAREXEL and PAREXEL International Holding)
Mark Breuer, +44 (0)20 7588 2828
Julia Thomas, +44 (0)20 7588 2828
ClinPhone
Steve Kent, Chief Executive Officer, +44 (0)115 955 7333
Scott Brown, Chief Financial Officer, +44 (0)115 955 7333
UBS Investment Bank (financial advisor to ClinPhone)
Doug McCutcheon, +44 (0)20 7567 8000
Jonathan Evans, +44 (0)20 7567 8000
Piper Jaffray Ltd. (broker to ClinPhone)
James Steel, +44 (0)20 3142 8700
Will Carnworth, +44 (0)20 3142 8700
This summary should be read in conjunction with the full text of the following announcement and the Appendices. The conditions to and certain further terms of the Acquisition are set out in Appendix 1. The bases and sources of certain financial information contained in the following announcement, and certain additional financial and operational information, are set out in Appendix 2. Details of the irrevocable undertakings received by PAREXEL in relation to the Acquisition are set out in Appendix 3. Certain definitions and terms used in the following announcement are set out in Appendix 4.
JPMorgan Cazenove is acting for PAREXEL and PAREXEL International Holding and no one else in connection with the Acquisition and will not be responsible to anyone other than PAREXEL and PAREXEL International Holding for providing the protections afforded to clients of JPMorgan Cazenove nor for giving advice in relation to the Acquisition or any matter or arrangement referred to in the following announcement.
UBS Investment Bank is acting as financial advisor for ClinPhone in connection with the Acquisition and for no one else in connection with the Acquisition and will not be responsible to anyone other than ClinPhone for providing the protections afforded to clients of UBS Investment Bank nor for giving advice in relation to the Acquisition or any matter or arrangement referred to in the following announcement.

Piper Jaffray Ltd. is acting as broker to ClinPhone in connection with the Acquisition and for no one else in connection with the Acquisition and will not be responsible to anyone other than ClinPhone for providing the protections afforded to clients of Piper Jaffray Ltd. nor for giving advice in relation to the Acquisition or any matter or arrangement referred to in the following announcement.
Overseas jurisdictions
The release, publication or distribution of the following announcement in jurisdictions other than the United Kingdom may be restricted by law and, therefore, any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. The following announcement has been prepared in accordance with English law, the City Code and the Disclosure and Transparency Rules and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.
The following announcement is not intended to, and does not, constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise. The Acquisition will be made solely through the Scheme Document, which will contain the full terms and conditions of the Acquisition, including details of how to vote in respect of the Acquisition. Any voting decision, acceptance or other response to the Acquisition should be made only on the basis of the information in the Scheme Document or the Offer Document (as applicable).
In particular, the following announcement is not an offer of securities for sale in the United States.
Notice to US Holders: The Acquisition relates to the shares of an English company and is being made by means of a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules or the proxy solicitation rules under the US Exchange Act. Accordingly, the Acquisition is subject to the disclosure requirements and practices applicable in the United Kingdom to schemes of arrangement, which differ from the disclosure requirements of US tender offer and proxy solicitation rules. If, in the future, PAREXEL exercises its right to implement the Acquisition by way of an Offer and determines to extend the Offer into the United States, the Acquisition will be made in compliance with applicable United States laws and regulations. Financial information included in this announcement and the Scheme Document has been or will have been prepared in accordance with accounting standards applicable in the United Kingdom, which may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States and that are subject to US auditing and auditor independence standards.
Forward looking statements
The following announcement, including information included or incorporated by reference in this announcement, may contain “forward looking statements” concerning PAREXEL and ClinPhone. Generally, the words “will”, “may”, “should”, “continue”, “believes”, “expects”, “intends”, “anticipates” or similar expressions identify forward looking statements. The forward looking statements involve risks and uncertainties that could cause actual results to differ materially from those suggested by them. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements which speak only as at the date of this announcement. PAREXEL and ClinPhone assume no obligation and do not intend to update these forward looking statements, except as required pursuant to applicable law.
PAREXEL reserves the right to elect (with the consent of the Panel) to implement the Acquisition of ClinPhone by way of an Offer. In such event, the Offer will be implemented on substantially the same terms, subject to appropriate amendments, as those which would apply to the Scheme.
Dealing disclosure requirements
Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in 1 per cent. or more of any class of “relevant securities” of ClinPhone, all “dealings” in any “relevant securities” of ClinPhone (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes Effective (or if implemented by way of an Offer, the Offer becomes, or is declared, unconditional as to acceptances) or otherwise lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of ClinPhone, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of ClinPhone by PAREXEL or ClinPhone, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the Business Day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Panel’s website at www.thetakeoverpanel.org.uk.
“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the City Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of that jurisdiction
For immediate release
13 June 2008
PAREXEL International Corporation
Recommended Cash Acquisition of
ClinPhone plc
1. Introduction
The boards of PAREXEL and ClinPhone are pleased to announce that they have reached agreement on the terms of a recommended proposal whereby PAREXEL International Holding, a wholly owned subsidiary of PAREXEL, will acquire the entire issued and to be issued ordinary share capital of ClinPhone. A reference in this announcement to PAREXEL will, if appropriate to the context, also constitute a reference to PAREXEL International Holding.
It is currently envisaged that the Acquisition will be implemented by way of a Court sanctioned scheme of arrangement between ClinPhone and Scheme Shareholders. The conditions to the Acquisition are set out in Appendix 1 to this announcement.
2. The Acquisition
Pursuant to the Acquisition, which will be on the terms and subject to the conditions set out below and in Appendix 1, and to be set out in the Scheme Document, Scheme Shareholders will receive:

For each ClinPhone Share	135 pence in cash
The Acquisition values the entire issued ordinary share capital of ClinPhone at approximately £91 million. The Offer Price represents a premium of:
•	31% to the ClinPhone Share closing price of 103 pence on 12 June 2008, the last Business Day before the date of this announcement; and

•	86% to the ClinPhone Share closing price of 72.5 pence on 14 February 2008, the last Business Day before the start of the Offer Period.
The Scheme Shares will be acquired by PAREXEL, pursuant to the Acquisition, fully paid and free from all liens, equities, charges, encumbrances, rights of pre-emption and any other interests of any nature whatsoever and together with all the rights now or hereafter attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid.
No final dividend will be payable by ClinPhone in respect of the year ended 29 February 2008.

3. ClinPhone Board recommendation
The ClinPhone Directors, who have been so advised by UBS Investment Bank, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the ClinPhone Directors, UBS Investment Bank has taken into account the ClinPhone Directors’ commercial assessment of the Acquisition. Accordingly, the ClinPhone Directors intend to recommend unanimously that ClinPhone Shareholders vote in favour of the resolutions to be proposed at the ClinPhone General Meeting and the Scheme Meeting, as the ClinPhone Directors who have the beneficial holdings in ClinPhone have irrevocably undertaken to do, or procure is done, in respect of those holdings. Directors’ beneficial holdings in ClinPhone represent approximately 5.08 per cent. of the issued share capital of ClinPhone as at the date of this announcement.
4. Background to and reasons for the Acquisition
PAREXEL continues to focus on being a leading provider of technology solutions to support the full range of clinical development activities. PAREXEL believes that the Acquisition will enable it to provide clients with a more comprehensive eClinical suite. PAREXEL believes that, as the market embraces a total eClinical solution, this will enable clients to realise even more significant process efficiencies, greater visibility across studies, improvements in data quality, and accelerated decision-making.
PAREXEL is committed to growing Perceptive Informatics, Inc., PAREXEL’s technology business which provides eClinical solutions to clients. Perceptive combines clinical knowledge, quality and regulatory experience with advanced technology to decrease the time, risk, and costs associated with clinical trials. The advanced technologies currently in the Perceptive portfolio include Medical Imaging analytic capabilities, a market-leading Clinical Trial Management System (CTMS), Interactive Voice and Web Response (IVR) technologies, and a number of integration and reporting technologies and services.
ClinPhone provides certain complementary capabilities to Perceptive Informatics, including a strong electronic data capture (EDC) system, deep electronic patient reported outcome (ePRO) experience and additional IVR capabilities. ClinPhone also offers a clinical trial management system (CTMS) that serves a different market segment than is currently targeted by Perceptive’s CTMS product known as IMPACT®.
PAREXEL believes that its customers will continue to demand more comprehensive eClinical solutions which bring greater flexibility in trial design, increased data visibility, and increased process efficiencies resulting in lower costs. The combination of the technologies in Perceptive and ClinPhone will create one of the most comprehensive eClinical suites in the market. Specifically, ClinPhone has a strong EDC system which Perceptive expects to integrate with IMPACT®. Additionally, while Perceptive’s IVR system is already integrated with IMPACT, we believe that ClinPhone’s IVR system will add additional capabilities to help complete the eClinical suite. ClinPhone’s TrialWorks®, also a popular CTMS, provides the ideal solution for small and emerging pharmaceutical and biotech companies, and may remain as an independent product targeting this market segment. This integrated suite of products will provide a spectrum of customers with a more comprehensive technology platform for managing clinical trials.
In addition to accelerating Perceptive’s plans to develop its eClinical technology platform, the Acquisition also provides PAREXEL with an industry leading EDC product. Having an in-house EDC capability enables PAREXEL to standardise its clinical trial processes on a common platform, integrate this platform with PAREXEL’s existing technologies, and consequently bring efficiencies that PAREXEL believes can reduce the cost of delivery to its customers as well as accelerate trial close. PAREXEL expects to continue supporting other EDC products as required by its clients in the conduct of their clinical trials.
PAREXEL is enthusiastic about the Acquisition and believes it provides an attractive opportunity for investors to benefit from the inherent strengths of the Enlarged Group. PAREXEL expects that the Acquisition, prior to amortization of intangibles, will be accretive to earnings in its financial year ending 30 June 2009. After amortization of intangibles, the Acquisition will be dilutive to earnings in that same period.1
5. Background to and reasons for the recommendation
Since being founded in 1993, the ClinPhone Group has successfully developed technology and business know-how around the use of the telephone and Internet to efficiently randomize patients in clinical trials, manage trial medications and to collect, aggregate, analyze and report clinical trials data in real time. Starting as a UK based business, ClinPhone’s management has grown the business into one of the world’s leading Clinical Technology Organizations (CTOs), which is developing an integrated solution for technology-based clinical trials. ClinPhone was admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange market for listed securities in June 2006.
The ClinPhone Group has pursued a strategy of significant investment in R&D (representing 12% of revenues in the year ended 29 February 2008) enabling it to develop successfully a broader product set than any other company in the CTO market. The ClinPhone Group has developed technology that reduces the cost and duration of running clinical trials and improves the accuracy, integrity and consistency of data collected.
In addition to pursuing its organic growth plan, the ClinPhone Group has added to its product portfolio through acquisitions. The DataLabs business, acquired through a share acquisition in October 2006, has been fully integrated and is contributing to the enhancement of the customer and revenue base. This acquisition added an Electronic Data Capture product set to complement the ClinPhone Group’s existing products.
In the summer of 2007, ClinPhone experienced a number of operational difficulties which occurred in rapid succession. This caused a small number of customers to cancel contracts and, ultimately, led to a disappointing financial performance for the year ended 29 February 2008. Since the operational difficulties experienced last summer, ClinPhone has upgraded its telecommunications platform, made significant investment in IT infrastructure and implemented a restructuring to streamline internal processes. These investments have restored customer confidence, with 100% system resilience since completion, leading to an increase in business activity and a recovery in profitability in the final months of the financial year ended 29 February 2008. As evidence of the return of customer confidence, ClinPhone announced on 31 March 2008 that it had been awarded five new contracts with a combined initial value of US$8 million. Additionally, March and April of this year, the first two months of ClinPhone’s current financial year, have been amongst the most successful months in the ClinPhone’s history in terms of winning new contracts.

[1]	This statement is not a profit forecast and should not be interpreted to mean that future earnings per share will necessarily be greater than those for the relevant preceding financial period.

On 15 February 2008, ClinPhone announced that it had received and rejected an indicative proposal from PAREXEL, on the basis that it significantly undervalued ClinPhone and its prospects.
In April 2008 PAREXEL submitted a revised indicative proposal to acquire ClinPhone. The ClinPhone Board considered that this proposal still did not reflect the fundamental value of the business. However, given that the proposal represented a significant premium to both the pre-announcement price and the then market price of a ClinPhone Share, the ClinPhone Board resolved to assist PAREXEL in better understanding the value of the business, the potential synergies that could result from a combination and the positive underlying business trends, such that PAREXEL could submit a best and final offer.
Following the provision of further information, PAREXEL submitted an increased conditional proposal to acquire ClinPhone at 135 pence per share in cash.
Having received PAREXEL’s revised proposal, the ClinPhone Board continued the process of reviewing the strategic options for the business, including holding discussions with a number of other potential acquirors as well as with a limited number of ClinPhone’s largest shareholders. As a result of these further discussions, the ClinPhone Board concluded that, in the context of the strategic rationale for a combination with PAREXEL and the uncertain economic and stock market environment, the offer from PAREXEL represented an opportunity for all of ClinPhone’s shareholders to receive cash for their shares at an attractive premium to the market price. On this basis, the ClinPhone Board resolved to give PAREXEL access to due diligence and to work towards completing a transaction. The announcement of the Acquisition today represents the next step in this process.
The ClinPhone Directors continue to believe in the long-term prospects of ClinPhone. However, notwithstanding the significant achievements of ClinPhone over the past years, and having carefully considered all relevant factors, the ClinPhone Board believes that the Acquisition is in the best interests of Shareholders as a whole.
6. Irrevocable commitments
PAREXEL has received irrevocable undertakings from the ClinPhone Directors to vote (or procure the vote) in favour of the Acquisition and the resolutions at the Court Meeting and the ClinPhone GM in respect of all of their own beneficial shareholdings of ClinPhone Shares (and, where applicable, of their connected persons). Directors’ interests in ClinPhone Shares amount, in aggregate, to 3,409,269 ClinPhone Shares, which represents approximately 5.08 per cent. of the issued share capital of ClinPhone as at the date of this announcement. The undertakings from the directors of ClinPhone will remain binding in the event of a Competing Proposal being made for ClinPhone.
PAREXEL has also received an irrevocable undertaking from Aberforth Partners LLP (“Aberforth”), the largest shareholder in ClinPhone, to vote in favour of the Acquisition by way of Scheme in respect of approximately 17.14 per cent. of the issued share capital of ClinPhone as at the date of this announcement (11,508,050 ClinPhone Shares). Under the terms of that irrevocable undertaking Aberforth has agreed to vote in favour of the resolutions to be proposed at the ClinPhone General Meeting and the Scheme Meeting. This irrevocable undertaking will cease to be binding in certain circumstances, including in the event that a competing proposal is announced which represents, in the reasonable opinion of Aberforth, a value of not less than 142 pence per ClinPhone Share. The obligations of Aberforth shall also lapse and cease to be enforceable in respect of any ClinPhone Shares held by Aberforth that are sold at a price of not less than 142 pence per ClinPhone Share.

Further details of these irrevocable undertakings are set out in Appendix 3 to this announcement.
7. Financing of the Acquisition
PAREXEL has obtained committed funds to finance the Acquisition by means of a credit agreement entered into on 13 June 2008 with JPMorgan Chase Bank, N.A. and Keybank National Association.
The credit agreement provides for committed funds of approximately US$300 million which will be used, among other things, to finance the Acquisition, refinance existing indebtedness of both ClinPhone and PAREXEL and pay Acquisition expenses, as well as provide ongoing working capital for the Enlarged Group.
JPMorgan Cazenove, financial adviser to PAREXEL and PAREXEL International Holding, is satisfied that sufficient resources are available to satisfy in full the cash consideration payable to Scheme Shareholders under the terms of the Acquisition.
8. ClinPhone current trading, trends and prospects
ClinPhone’s preliminary results for the financial year ended 29 February 2008, which were released on 29 April 2008, reported group turnover for continuing operations of £47.3 million (2007: £43.1 million) and normalised operating profit for continuing operations of £2.9 million (2007: £6.8 million). Since the end of the financial year ClinPhone has continued to trade strongly and inline with management expectations including a significant confirmation of preferred vendor status as outlined in ClinPhone’s press release dated 6 June 2008.
At the same time as this announcement was released to the market, ClinPhone released its Interim Management Statement. Details of that statement are replicated below.
Overview
Since the announcement of ClinPhone’s previous year’s results on 29 April 2008, ClinPhone has continued to show good progress. Proposal activity remains strong and the win rate has returned to historic levels. Higher than expected average win value has also helped to increase the order book by £3.7m compared to the year end.
ClinPhone Group Revenues
ClinPhone Group revenues for the quarter were up 14.2% to £13.4m compared to £11.8m for the quarter ended 31 May 2007. USD rates have not materially changed year on year, however, the revenues for the quarter are impacted by the EUR:GBP exchange rate. Constant currency revenues were up 12.3%.
Order Book
The order book has increased by 5.2% to £55.3m, compared to £52.5m for the quarter ended 31 May 2007. At constant exchange rates, the order book has increased by 2.2%, or £1.2m. However, growth from the opening order book at the start of the current financial year has been strong, showing an increase of 7.2%.
Proposal activity remains strong and the recent opening of the Paris office demonstrates the continued commitment by ClinPhone to expanding its business in European markets. Having a local presence enables ClinPhone to provide increased face-to-face contact, trial consultations and expert advice in local languages. In addition, ClinPhone has recently been awarded preferred provider status with a top 5 pharmaceutical company that had previously withdrawn business due to the operational difficulties experienced last year.
Average order value for the quarter was £199,700, up 41% compared to £141,000 for the quarter ended 31 May 2007. The number of studies won during Q1 is up 23% compared to the previous year, and in line with the positive performance during Q4 FY2008. This includes five significant contracts worth a combined value of over $8m with 3 of the top 10 pharmaceutical companies (by revenue).
Live Trials
Operational activity in the quarter saw ClinPhone add a further 59 trials to its systems (Q1 FY08: 71), increasing the average number of live trials to 565 for the quarter (Q1 FY08: 521).
During the quarter ClinPhone also announced a new global partnership with Invivodata to provide electronic patient reported outcomes (ePRO) solutions. This new partnership will deliver best-of-breed offerings for two of the most commonly used ePRO modalities — device based and interactive voice response systems — to pharmaceutical and biotech companies.
9. Information relating to the ClinPhone Group
The ClinPhone Group is a specialist Clinical Technology Organisation (“CTO”) working with the leading global biotech and pharmaceutical organisations. With its corporate headquarters in Nottingham, UK, ClinPhone is one of the largest and most accomplished CTOs with experience in over 2,000 clinical trials spanning 90 countries and 71 languages. ClinPhone’s solutions enable its clients to manage their clinical trials more effectively through the use of technology. Building on its telephone and web-based randomisation and medication management expertise, ClinPhone can offer a wide range of innovative products covering all aspects of a clinical trial, including Electronic Patient Reported Outcomes (ePRO), Interactive Voice and Web Response (IVR and IWR), Patient Recruitment Solutions, Electronic Data Capture (EDC) and Clinical Trial Management Software (CTMS).
As of 14 February 2008 (being the last Business Day before the start of the Offer Period) ClinPhone had a market capitalisation of approximately £48.7 million and as at close of business on 12 June 2008 (being the last Business Day before this announcement), ClinPhone had a market capitalisation of approximately £69.2 million.
10. Information relating to PAREXEL and PAREXEL International Holding
PAREXEL is a leading global bio/pharmaceutical services organisation, providing a broad range of knowledge-based contract research, medical communications and consulting services to the worldwide pharmaceutical, biotechnology and medical device industries. Committed to providing solutions that expedite time-to-market and peak-market penetration, PAREXEL has developed significant expertise across the development and commercialisation continuum, from drug development and regulatory consulting to clinical pharmacology, clinical trials management, medical education and reimbursement. PAREXEL, through its subsidiary, Perceptive Informatics, Inc., also provides advanced technology solutions, including medical imaging, to facilitate the clinical development process.
Headquartered near Boston, Massachusetts, PAREXEL operates in 63 locations throughout 52 countries around the world, and has over 7,680 employees.
PAREXEL is listed on NASDAQ (trading under symbol “PRXL”) with a market capitalisation of approximately $1.4 billion (as of 12 June 2008).

In the financial year to 30 June 2007, PAREXEL reported sales of $742 million and net income of $37 million.
PAREXEL International Holding was specifically incorporated for the purposes of the Acquisition and is an indirect wholly owned subsidiary of PAREXEL.
11. Scheme of Arrangement
It is intended that the Acquisition will be implemented by means of a Court-sanctioned scheme of arrangement between ClinPhone and Scheme Shareholders under section 899 of the 2006 Act. The Scheme will involve an application by ClinPhone to the Court to sanction the Scheme.
The Scheme will be subject to the Conditions and certain further terms referred to in Appendix 1 to this announcement and to be included in the Scheme Document.
In particular, to become Effective, the Scheme requires the approval of Scheme Shareholders by the passing of a resolution at the Scheme Meeting. The resolution must be approved by a majority in number of ClinPhone Shareholders present and voting at the Scheme Meeting, either in person or by proxy, representing not less than 75 per cent. in value of the Scheme Shares which are voted at the Scheme Meeting (or any adjournment thereof).
In addition, to become Effective, the Scheme also requires the passing at the ClinPhone General Meeting of certain resolutions which are necessary to implement the Scheme. These resolutions are in respect of, inter alia:
•	the cancellation of any existing ClinPhone Shares and the approval of the issue of new ordinary shares in ClinPhone to PAREXEL (and/or its nominee(s)) in accordance with the Scheme; and

•	the amendment of the ClinPhone articles of association to ensure that the ClinPhone Shares issued under the ClinPhone Share Schemes will be subject to the Scheme or, if issued following the Reorganisation Record Time, will be automatically transferred to PAREXEL on the same terms as under the Scheme.
These resolutions require the approval of the ClinPhone Shareholders representing at least 75 per cent. of the votes cast at the ClinPhone General Meeting, which will be held immediately after the Scheme Meeting.
Following the Scheme Meeting and the ClinPhone General Meeting, the Scheme must be sanctioned and the Capital Reduction confirmed by the Court, and will only become Effective on delivery to the Registrar of Companies of:
•	a copy of the Scheme Court Order; and

•	a copy of the Reduction Court Order,
and in the case of the Reduction Court Order, it being registered by the Registrar of Companies.
Upon the Scheme becoming Effective, it will be binding on all ClinPhone Shareholders, irrespective of whether or not they attended or voted at the Scheme Meeting or the ClinPhone General Meeting.
The Scheme will contain a provision for ClinPhone to consent, on behalf of all persons concerned, to any modification of or addition to the Scheme or to any condition that the Court may approve or impose. ClinPhone has been advised that it is unlikely that the Court would impose any condition to the Scheme that might be material to the interests of ClinPhone Shareholders unless ClinPhone Shareholders were informed in advance.

The Scheme Document will include full details of the Scheme, together with notices of the Scheme Meeting and the ClinPhone General Meeting and the expected timetable, and will specify the action to be taken by Scheme Shareholders.
PAREXEL and ClinPhone reserve the right to decide to implement the Acquisition by way of an Offer for the issued and to be issued share capital of ClinPhone.
12. Implementation Agreement
PAREXEL and ClinPhone have entered into an Implementation Agreement in relation to the Acquisition which contains provisions regarding the implementation of the Acquisition and certain assurances and confirmations between the parties (including terms regarding the conduct of the business pending implementation of the Acquisition).
Inducement fee
ClinPhone has agreed to pay PAREXEL an inducement fee of 1% of the value of the Acquisition (calculated by reference to the price per ClinPhone Share as at the date of this announcement and the fully diluted share capital of ClinPhone) if, in summary: (i) before the Scheme (or the Offer, if applicable) lapses, is withdrawn, terminates or otherwise fails or is not made, an announcement of a firm intention to make a Competing Proposal is made, such Competing Proposal subsequently becomes unconditional in all respects and the Scheme does not become Effective; (ii); the ClinPhone Board does not give, withdraws, qualifies or adversely modifies its recommendation that ClinPhone Shareholders vote in favour of the Scheme at the Court Meeting and in favour of the Resolution at the ClinPhone GM, or agrees or resolves to recommend a Competing Proposal other than in certain circumstances where ClinPhone is validly able to terminate the Scheme; or (iii) the Scheme is approved by the ClinPhone Shareholders at the Court Meeting and the Resolution is passed at the ClinPhone GM by the requisite majorities but ClinPhone does not seek the relevant Court Orders or does not file the Court Orders with the Registrar of Companies.
Non-solicitation
ClinPhone has undertaken, among other things, not to, and to procure that no member of the ClinPhone Group nor any of its directors, officers, employees, advisers or agents shall directly or indirectly solicit, encourage, initiate or otherwise seek to procure a Competing Proposal. The non-solicit obligation is subject to the ClinPhone Board unanimously determining, acting reasonably and in good faith and having taken appropriate legal and financial advice, that their fiduciary duties so require them to act in response to an approach which is unsolicited after the date of the Implementation Agreement. In such circumstances, ClinPhone shall be permitted to enter into negotiations with any such third party and to provide information to any such person.
ClinPhone has also undertaken to notify PAREXEL as soon as reasonably practicable (and subject only to any obligations of confidentiality entered into prior to the date of this announcement) of any approach that is made to it, any other member of the ClinPhone Group or to any of their respective directors, officers, employees, advisers or agents by a third party where the ClinPhone Board considers that it is required to engage with such third party approach in accordance with its fiduciary duties. ClinPhone has further agreed in such circumstances to notify PAREXEL of the identity of the third party making the approach and the price of the relevant offer.
Recommendation in the event the Offer is implemented by way of a Takeover Offer
The ClinPhone Board has confirmed that, in the event that the Acquisition is implemented by way of an Offer, the ClinPhone Board will recommend, on a unanimous basis, that ClinPhone

Shareholders accept the Offer except to the extent that the ClinPhone Directors determine in good faith (having taken appropriate legal and financial advice) that such unanimous and unqualified recommendation should not be given or should be withdrawn or modified in compliance with their fiduciary duties or their duties under the City Code.
13. Management, employees and locations
PAREXEL attaches importance to the skills and experience of the existing management and employees of ClinPhone and believes that they will benefit from opportunities within the Enlarged Group. Both companies have grown significantly in the past few years. PAREXEL believes that growth will continue, and therefore retaining talent and expertise will continue to be of paramount importance to PAREXEL.
The existing rights of employees of the ClinPhone Group, including pension rights, will be fully safeguarded. Following the Scheme becoming Effective, a joint team from ClinPhone and PAREXEL will be established to consider how best to realise the advantage of the combined businesses’ strategic position and growth opportunities and to realise the synergies referred to above.
14. ClinPhone Share Schemes
The Acquisition will extend to any ClinPhone Shares unconditionally allotted or issued prior to the date on which the Scheme becomes Effective, including shares issued pursuant to the exercise of options granted under the ClinPhone Share Schemes. Appropriate proposals will be made in due course to participants in the ClinPhone Share Schemes.
15. Interests
Neither PAREXEL nor any PAREXEL Director, nor, so far as PAREXEL is aware, any party acting in concert with PAREXEL, owns or controls any other ClinPhone Shares or any securities convertible or exchangeable into, or any rights to subscribe for or purchase, or any options (including traded options) to purchase or any short positions (whether conditional or absolute and whether in the money or otherwise and including under a derivative), agreement to sell, delivery obligation or right to require another person to take delivery of or any derivative referenced to ClinPhone Shares or any arrangement in relation to ClinPhone Shares (“arrangement” for these purposes includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to ClinPhone Shares which may be an inducement to deal or refrain from dealing in such ClinPhone Shares) and, save as disclosed above, neither PAREXEL nor any PAREXEL Director, nor, so far as PAREXEL is aware, any party acting in concert with PAREXEL, has borrowed or lent any relevant ClinPhone securities, save for any borrowed shares which have been either on-lent or sold.
16. Delisting, cancellation of trading and re-registration
It is intended that, on the Effective Date, the London Stock Exchange and the UKLA will be requested respectively to cancel trading in ClinPhone Shares on the London Stock Exchange’s main market for listed securities and the listing of the ClinPhone Shares from the Official List.

It is intended that ClinPhone be re-registered as a private limited company as part of the Scheme.
If the Acquisition is effected by way of an Offer, it is anticipated that the cancellation of ClinPhone’s listing and admission to trading will take effect no earlier than 20 Business Days after the date on which the Offer becomes or is declared unconditional in all respects. Delisting would significantly reduce the liquidity and marketability of any ClinPhone Shares which have not been acquired by PAREXEL pursuant to such Offer.
If the Acquisition is effected by way of an Offer and such Offer becomes or is declared unconditional in all respects and sufficient acceptances are received, PAREXEL intends to exercise its rights to acquire compulsorily the remaining ClinPhone Shares in respect of which the Offer has not been accepted.
17. General and documentation
The Acquisition will be on the terms and subject to the conditions set out herein and in Appendix 1, and to be set out in the Scheme Document. The formal Scheme Document will be sent to ClinPhone Shareholders shortly.
18. Overseas Shareholders
The implications of the Acquisition for ClinPhone Shareholders who are not resident in the United Kingdom may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. ClinPhone Shareholders who are in any doubt regarding such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay. Further details in relation to overseas shareholders will be contained in the Scheme Document.
Enquiries:
PAREXEL
Jill Baker, Vice President of Investor Relations, +1 781 434 4118
JPMorgan Cazenove (financial advisor to PAREXEL and PAREXEL International Holding)
Mark Breuer, +44 (0)20 7588 2828
Julia Thomas, +44 (0)20 7588 2828
ClinPhone
Steve Kent, Chief Executive Officer, +44 (0)115 955 7333
Scott Brown, Chief Financial Officer, +44 (0)115 955 7333
UBS Investment Bank (financial advisor to ClinPhone)
Doug McCutcheon, +44 20 7567 8000

Jonathan Evans, +44 20 7567 8000
Piper Jaffray Ltd. (broker to ClinPhone)
James Steel, +44 (0)20 3142 8700
Will Carnworth, +44 (0)20 3142 8700
The conditions to and certain further terms of the Acquisition are set out in Appendix 1. The bases and sources of certain financial information contained in this announcement are set out in Appendix 2. Details of the irrevocable undertakings received by PAREXEL in relation to the Acquisition are set out in Appendix 3. Certain definitions and terms used in this announcement are set out in Appendix 4.
JPMorgan Cazenove is acting for PAREXEL and PAREXEL International Holding and no one else in connection with the Acquisition and will not be responsible to anyone other than PAREXEL and PAREXEL International Holding for providing the protections afforded to clients of JPMorgan Cazenove nor for giving advice in relation to the Acquisition or any matter or arrangement referred to in this announcement.
UBS Investment Bank is acting as financial advisor for ClinPhone in connection with the Acquisition and for no one else in connection with the Acquisition and will not be responsible to anyone other than ClinPhone for providing the protections afforded to clients of UBS Investment Bank nor for giving advice in relation to the Acquisition or any matter or arrangement referred to in this announcement.
Piper Jaffray Ltd. is acting as broker to ClinPhone in connection with the Acquisition and for no one else in connection with the Acquisition and will not be responsible to anyone other than ClinPhone for providing the protections afforded to clients of Piper Jaffray Ltd. nor for giving advice in relation to the Acquisition or any matter or arrangement referred to in this announcement.
Overseas jurisdictions
The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and, therefore, any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared in accordance with English law, the City Code and the Disclosure and Transparency Rules and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.
This announcement is not intended to, and does not, constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise. The Acquisition will be made solely through the Scheme Document, which will contain the full terms and conditions of the Acquisition, including details of how to vote in respect of the Acquisition. Any voting decision, acceptance or other response to the Acquisition should be made only on the basis of the information in the Scheme Document or the Offer Document (as applicable).

In particular, this announcement is not an offer of securities for sale in the United States.
Notice to US investors in ClinPhone: The Acquisition relates to the shares of a UK company and is proposed to be made by means of a scheme of arrangement provided for under the laws of England and Wales. The Acquisition is subject to the disclosure requirements and practices applicable in the United Kingdom to schemes of arrangement, which differ from the disclosure and other requirements of US securities laws. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to the financial statements of US companies.
If the Acquisition is implemented by way of an Offer, it will be made in accordance with the procedural and filing requirements of the US securities laws, to the extent applicable.
Forward looking statements
This announcement, including information included or incorporated by reference in this announcement, may contain “forward looking statements” concerning PAREXEL and ClinPhone. Generally, the words “will”, “may”, “should”, “continue”, “believes”, “expects”, “intends”, “anticipates” or similar expressions identify forward looking statements. The forward looking statements involve risks and uncertainties that could cause actual results to differ materially from those suggested by them. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements which speak only as at the date of this announcement. PAREXEL and ClinPhone assume no obligation and do not intend to update these forward looking statements, except as required pursuant to applicable law.
PAREXEL reserves the right to elect (with the consent of the Panel) to implement the Acquisition of ClinPhone by way of an Offer. In such event, the Offer will be implemented on substantially the same terms, subject to appropriate amendments, as those which would apply to the Scheme.
Dealing disclosure requirements
Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in 1 per cent. or more of any class of “relevant securities” of ClinPhone, all “dealings” in any “relevant securities” of ClinPhone (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes Effective (or if implemented by way of an Offer, the Offer becomes, or is declared, unconditional as to acceptances) or otherwise lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of ClinPhone, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of ClinPhone by PAREXEL or ClinPhone, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Panel’s website at www.thetakeoverpanel.org.uk.
“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the City Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.

APPENDIX I
CONDITIONS AND CERTAIN FURTHER TERMS OF THE ACQUISITION
The Acquisition will be conditional upon the Scheme becoming unconditional and becoming Effective by no later than 13 September 2008 (or 13 December 2008 if a Competing Proposal is announced or if there is any delay to the implementation of the Scheme due to the requirements of any relevant regulatory authority), or such later date (if any) as PAREXEL and ClinPhone may, subject to the City Code and with the consent of the Panel, agree and (if required) the Court may allow.
Part A: Conditions of the Acquisition
1. The Scheme will be conditional upon:
(a)	its approval by a majority in number representing not less than three-fourths in value of the Scheme Shareholders, present and voting, either in person or by proxy, at the Court Meeting or at any adjournment of such meeting;

(b)	all resolution(s) necessary to approve and implement the Scheme being passed by the requisite majority or majorities at the ClinPhone General Meeting or at any adjournment of that meeting; and

(c)	the sanction with or without modification (but subject to any such modification being acceptable to PAREXEL and ClinPhone) of the Scheme and the confirmation of the Capital Reduction by the Court and
(i)	the delivery for registration of an office copy of each of the Court Orders and of the minute confirming the Capital Reduction to the Registrar of Companies; and

(ii)	the registration of the Court Order confirming the Capital Reduction by the Registrar of Companies.
2.	In addition, PAREXEL and ClinPhone have agreed that, subject to paragraph 7 below, the Acquisition will be conditional upon the following conditions and, accordingly, the necessary actions to make the Acquisition of ClinPhone by PAREXEL Effective will not be taken unless the following conditions (as amended if appropriate) have been satisfied or, where relevant, waived:
(a)	the Office of Fair Trading in the United Kingdom indicating, in terms satisfactory to PAREXEL, that it is not the intention of the Office of Fair Trading or the appropriate Minister to refer the Acquisition or any matter arising therefrom or related thereto to the Competition Commission and the deadline for appealing the relevant decision to the Competition Appeal Tribunal having expired with no appeal having been lodged beforehand;

(b)	if applicable, all filings having been made and all or any appropriate waiting periods, including any extensions thereof, under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the

Acquisition and the proposed acquisition of any ClinPhone Share(s) or control of ClinPhone by PAREXEL or any member of the PAREXEL Group;
(c)	there being no provision of any material agreement, arrangement, licence, permit or other instrument to which any member of the wider ClinPhone Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Acquisition or the proposed acquisition of any shares or other securities in ClinPhone or because of a change in the control or management of ClinPhone or otherwise, could or might result in:
(i)	any moneys borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii)	any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or modified or affected or any obligation or liability arising or any action being taken or arising thereunder;

(iii)	any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

(iv)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

(v)	the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(vi)	the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;

(vii)	any such member ceasing to be able to carry on business under any name under which it presently does so; or

(viii)	the creation of any liability, actual or contingent, by any such member, and no event having occurred which, under any provision of any material agreement, arrangement, licence, permit or other instrument to which any member of the wider ClinPhone Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph;
(d)	no central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency,

association, institution or any other body or person whatsoever in any jurisdiction (each a “Third Party”) having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which would or might reasonably be expected to:
(i)	require, prevent or materially delay the divestiture, or alter the terms envisaged for any proposed divestiture by any member of the wider PAREXEL Group or any member of the wider ClinPhone Group of all or any material portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof;

(ii)	require, prevent or materially delay the divestiture by any member of the wider PAREXEL Group of any shares or other securities in ClinPhone;

(iii)	impose any material limitation on, or result in a material delay in, the ability of any member of the wider PAREXEL Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the wider ClinPhone Group or the wider PAREXEL Group or to exercise management control over any such member in any such case which is material in the context of the wider PAREXEL Group;

(iv)	otherwise adversely affect the business, assets, profits or prospects of any member of the wider PAREXEL Group or of any member of the wider ClinPhone Group;

(v)	make the Acquisition or its implementation or the acquisition or proposed acquisition by PAREXEL or any member of the wider PAREXEL Group of any shares or other securities in, or control of ClinPhone void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith;

(vi)	require any member of the wider PAREXEL Group or the wider ClinPhone Group to offer to acquire any shares or other securities (or the equivalent) or interest in, or any asset owned by, any member of the wider ClinPhone Group or the wider PAREXEL Group owned by any third party in circumstances which would impose on PAREXEL or any member of the ClinPhone Group a liability which is material in the context of the wider PAREXEL Group or the wider ClinPhone Group (as applicable);

(vii)	impose any material limitation on the ability of any member of the wider ClinPhone Group to co-ordinate its business, or any material part of it, with the businesses of any other members; or

(viii)	result in any member of the wider ClinPhone Group ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Acquisition or the acquisition or proposed acquisition of any ClinPhone Share(s) having expired, lapsed or been terminated;
(e)	all necessary filings or applications having been made in connection with the Acquisition and all statutory or regulatory obligations in any jurisdiction having been complied with in each case as may be necessary in connection with the Acquisition or the acquisition by any member of the wider PAREXEL Group of any shares or other securities in, or control of, ClinPhone and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals (“Authorisations”) deemed material and necessary or appropriate by PAREXEL or any member of the wider PAREXEL Group for or in respect of the Acquisition including, without limitation, its implementation and financing, or the proposed acquisition of any shares or other securities in, or control of, ClinPhone by any member of the wider PAREXEL Group having been obtained in terms and in a form reasonably satisfactory to PAREXEL from all appropriate Third Parties or persons with whom any member of the wider ClinPhone Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all authorisations, orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals necessary or appropriate to carry on the business of any member of the wider ClinPhone Group remaining in full force and effect and all filings necessary for such purpose have been made and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Acquisition becomes otherwise unconditional and there being no indication that the renewal costs of any Authorisation might be materially higher than the renewal costs for the current Authorisation in each case where the absence of such Authorisation would have a material adverse effect on the wider ClinPhone Group or on the wider PAREXEL Group taken as a whole and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

(f)	except as publicly announced by ClinPhone in accordance with the Listing Rules and Disclosure and Transparency Rules prior to 13 June 2008, no member of the wider ClinPhone Group having, since 29 February 2008:
(i)	save as between ClinPhone and wholly-owned subsidiaries of ClinPhone or for ClinPhone Shares issued pursuant to the exercise of options granted under the ClinPhone Share Schemes, issued, authorised or proposed the issue of additional shares of any class;

(ii)	save as between ClinPhone and wholly-owned subsidiaries of ClinPhone or for the grant of options under the ClinPhone Share Schemes, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(iii)	other than to another member of the ClinPhone Group, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

(iv)	save for intra-ClinPhone Group transactions, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case, other than in the ordinary course of business and if material in the context of the wider ClinPhone Group taken as a whole;

(v)	save for intra-ClinPhone Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital;

(vi)	issued, authorised or proposed the issue of any debentures or (save for intra-ClinPhone Group transactions), save in the ordinary course of business, incurred or increased any indebtedness or become subject to any contingent liability which is material in the context of the wider ClinPhone Group taken as a whole;

(vii)	purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(viii)	implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other material transaction or arrangement otherwise than in the ordinary course of business or entered into or materially changed the terms of any contract with any director or senior executive other than in the ordinary course of business;

(ix)	entered into or materially varied or authorised, proposed or announced its intention to enter into or materially vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could be restrictive on the businesses of any member of the wider ClinPhone Group or the wider PAREXEL Group or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business in each case which is material in the context of the wider ClinPhone Group taken as a whole;

(x)	(other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

(xi)	entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the wider ClinPhone Group or the wider PAREXEL Group other than to a nature and extent which is normal in the context of the business concerned;

(xii)	waived, settled or compromised any claim otherwise than in the ordinary course of business which is material in the context of the wider ClinPhone Group taken as a whole;

(xiii)	entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition;

(xiv)	having made or agreed or consented to any change to:
(1)	the terms of the trust deeds constituting the pension scheme(s) established by any member of the wider ClinPhone Group for its directors, employees or their dependents;

(2)	the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder;

(3)	the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

(4)	the basis upon which the liabilities (including pensions) of such pension schemes are funded, valued or made;
(xv)	proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the wider ClinPhone Group other than in accordance with the terms of the Scheme and Implementation Agreement; or

(xvi)	(save as disclosed on publicly available registers) made any alteration to its memorandum or articles of association other than in accordance with the terms of the Scheme and Implementation Agreement, and, for the purposes of paragraphs (iii),(iv), (v) and (vi) of this condition, the term “ClinPhone Group” shall mean ClinPhone and its wholly-owned subsidiaries;
(g)	since 29 February 2008 and save as disclosed in ClinPhone’s annual report and accounts for the year then ended and save as publicly announced in accordance with the Listing Rules and the Disclosure and Transparency Rules by ClinPhone prior to 13 June 2008:
(i)	no material adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of the wider ClinPhone Group taken as a whole;

(ii)	no material litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider ClinPhone Group is or may become a party (whether as a claimant, defendant or otherwise) and no material investigation by any Third Party against or in respect of any member of the wider ClinPhone Group having been instituted announced or threatened by or against or remaining outstanding in respect of any member of the wider ClinPhone Group which in any such case might be expected to adversely affect any member of the wider ClinPhone Group and which is material in the context of the wider ClinPhone Group taken as a whole;
(iii)	no contingent or other liability having arisen or become apparent to PAREXEL which would be likely to materially adversely affect the wider ClinPhone Group taken as a whole; and

(iv)	no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any material licence held by any member of the wider ClinPhone Group which is necessary for the proper carrying on of the business of the ClinPhone Group taken as a whole;
(h)	save as publicly announced in accordance with the Listing Rules and the Disclosure and Transparency Rules by ClinPhone prior to 13 June 2008, PAREXEL not having discovered:
(i)	that any financial, business or other information concerning the wider ClinPhone Group as contained in the information publicly disclosed at any time by or on behalf of any member of the wider ClinPhone Group is misleading, contains a material misrepresentation of fact (which has not, prior to the date of this announcement, been corrected by public announcement) or omits to state a fact necessary to make that information not materially misleading;

(ii)	that any member of the wider ClinPhone Group, partnership, company or other entity in which any member of the wider ClinPhone Group has a significant economic interest and which is not a subsidiary undertaking of ClinPhone is subject to any liability (contingent or otherwise) which is not disclosed in the annual report and accounts of ClinPhone for the year ended 29 February 2008 which is material in the context of the wider ClinPhone Group taken as a whole; or

(iii)	any information which materially affects the import of any information mentioned in paragraph (h)(i) or paragraph h(ii) disclosed at any time by or on behalf of any member of the wider ClinPhone Group; and
(i)	save as disclosed by or on behalf of ClinPhone to PAREXEL or its advisers in writing prior to 13 June 2008, PAREXEL not having discovered that:
(i)	any past or present member of the wider ClinPhone Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance reasonably likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be reasonably likely to give rise to any liability (actual or contingent) on the part of any member of the wider ClinPhone Group which is material in the context of the wider ClinPhone Group taken as a whole; or
(ii)	there is, or is reasonably likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the wider ClinPhone Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the wider ClinPhone group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction which is material in the context of the wider ClinPhone Group taken as a whole.
For the purposes of these conditions the “wider ClinPhone Group” means ClinPhone and its subsidiary undertakings, associated undertakings and any other undertaking in which ClinPhone and/or such undertakings (aggregating their interests) have a significant interest and the “wider PAREXEL Group” means PAREXEL and its subsidiary undertakings, associated undertakings and any other undertaking in which PAREXEL and/or such undertakings (aggregating their interests) have a significant interest and for these purposes “subsidiary undertaking”, “associated undertaking” and “undertaking” have the meanings given by the 2006 Act, and “significant interest” means a direct or indirect interest in ten per cent. or more of the equity share capital (as defined in section 744 of the 1985 Act).
3.	PAREXEL reserves the right to waive, in whole or in part, all or any of Conditions above, except Condition 1, with the prior consent of the Panel where necessary.

4.	PAREXEL shall be under no obligation to waive (if capable of waiver) or treat as satisfied any of the Conditions by a date earlier than the latest date specified above for the fulfilment of that Condition, notwithstanding that the other Conditions of the Acquisition may at such earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any Condition may not be capable of fulfilment.

5.	If PAREXEL is required by the Panel to make an offer for ClinPhone Shares under the provisions of Rule 9 of the City Code, PAREXEL may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

6.	PAREXEL reserves the right to elect (with the consent of the Panel, where necessary) to implement the Acquisition by way of a takeover offer (as defined in part 28 of the Companies Act 2006) as it may determine in its absolute discretion. In such event, such Offer will be implemented on the same terms, so far as applicable, as those which would apply to the Scheme, subject to appropriate amendments to reflect the change in method of effecting the Offer, including (without limitation and subject to the consent of the Panel) an acceptance condition set at 90 per cent. (or such lesser percentage, being more than 50 per cent., as PAREXEL may decide): (i) in nominal value of the shares to which such Offer relates; (ii) of the voting rights attached to those shares; and (iii) of the voting rights normally exercisable at a general meeting of ClinPhone, including, for this purpose, any such voting rights attaching to ClinPhone Shares that are unconditionally allotted or issued before the takeover offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription rights or otherwise.

7.	The Acquisition will lapse and the Scheme will not become Effective if, after the date of this announcement, it is referred to the Competition Commission before the ClinPhone General Meeting (or, if the Acquisition is to be made by way of an Offer, before 3.00 p.m. on the first closing date of the Offer or the date on which the Offer becomes or is declared unconditional as to acceptances, whichever is the later).

8.	The Acquisition will be governed by English law and be subject to the jurisdiction of the English courts, to the conditions set out below and in the formal Scheme Document or Offer Document (as applicable). The Acquisition will comply with the applicable rules and regulations of the Panel, the FSA, the UKLA, the London Stock Exchange and the City Code.
Part B: Certain further terms of the Acquisition
ClinPhone Shares which will be acquired under the Scheme (or the Offer, if applicable) will be acquired fully paid and free from all liens, equities, charges, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature and together with all rights now or hereafter attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this announcement.
The availability of the Scheme (or the Offer, if applicable) to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.
The Scheme (or the Offer, if applicable) will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, internet or e-mail) of interstate or foreign commerce of, or of any facility of a national securities exchange of, Canada, Japan or Australia and the Scheme (or the Offer, if applicable) will not be capable of acceptance by any such use, means, instrumentality or facility or from within Canada, Japan or Australia.

APPENDIX 2
BASES AND SOURCES AND ADDITIONAL FINANCIAL AND OPERATIONAL
INFORMATION
1)	Unless otherwise stated, financial information for PAREXEL has been extracted (without material adjustment) from the audited annual reports and accounts for PAREXEL for the year ended 30 June 2007 reported under US GAAP.

2)	Financial information for ClinPhone has been extracted or derived (without material adjustment) from the audited annual reports and accounts for ClinPhone for the year ended 29 February 2008 reported under IFRS, its market update on 31 March 2008 and its Interim Management Statement released at the same time as this announcement.

3)	As at close of business on 12 June 2008, the last Business Day before the date of this announcement, ClinPhone had in issue 67,156,612 ClinPhone ordinary shares of one pence each. The ClinPhone market capitalisation at the Offer Price is approximately £91 million.

APPENDIX 3
SCHEDULE OF IRREVOCABLE UNDERTAKINGS
The following ClinPhone Directors have given irrevocable undertakings, as described in paragraph 6 of this announcement, in respect of the following:

	Number of	Percentage of
	ClinPhone	ClinPhone issued
Name of ClinPhone Director	Shares	share capital*
STEVE KENT	1,640,048	2.44%
EDWIN MOSES	581,465	0.87%
SCOTT BROWN	550,214	0.82%
KEITH BRAGMAN	33,783	0.05%
GRAEME HART	603,759	0.90%

Total	3,409,269	5.08%

*     Based on total issued share capital of 67,156,612 as the date of this announcement
The following ClinPhone Shareholder has given an irrevocable undertaking, as described in paragraph 6 of this announcement, in respect of the following:

		Percentage of
	Number of	ClinPhone issued
Name of ClinPhone Shareholder	ClinPhone Shares	share capital
Aberforth Partners LLP	11,508,050	17.14%

Total	11,508,050	17.14%

APPENDIX 4
DEFINITIONS
The following definitions apply throughout this announcement unless the context otherwise requires:

“1985 Act”	the Companies Act 1985, as amended

“2006 Act”	the Companies Act 2006

“Acquisition”	The proposed acquisition of all the Scheme Shares by PAREXEL or another member of the PAREXEL Group or by a special purpose vehicle established by PAREXEL, whether implemented pursuant to the Scheme or the Offer, on substantially the terms and conditions set out in Appendix 1 to this Announcement

“associated undertaking”	in relation to a company means: (i) a parent undertaking or a subsidiary undertaking of the company; or (ii) a subsidiary undertaking of a parent undertaking of the company

“Australia”	the Commonwealth of Australia and its dependant territories

“Authorisations”	authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals

“Business Day”	any day other than a Saturday, Sunday or English bank or public holiday

“Canada”	Canada, its provinces and territories and all areas subject to its jurisdiction or any political sub-division thereof

“Capital Reduction”	the proposed reduction of capital of ClinPhone in connection with the Scheme pursuant to sections 135 to 141 of the 1985 Act, including the cancellation of the Scheme Shares, provided for by the Scheme

“City Code”	the City Code on Takeovers and Mergers issued by or on behalf of the Panel in force from time to time

“ClinPhone”	ClinPhone plc, a public limited company incorporated in England and Wales with registered number 05204138

“ClinPhone Board” or “ClinPhone Directors”	the board of directors of ClinPhone

“ClinPhone General Meeting” or ” ClinPhone GM”	the general meeting of ClinPhone Shareholders to be convened to consider and, if thought fit, approve certain resolutions required to implement the Scheme (including any adjournment of such meeting)

“ClinPhone Group”	ClinPhone, its subsidiaries and subsidiary undertakings

“ClinPhone Share(s)”	the existing unconditionally allotted or issued and fully paid ordinary shares of one pence each in the capital of ClinPhone

“ClinPhone Shareholder(s)”	holders of ClinPhone Shares

“ClinPhone Share Schemes”	the ClinPhone Save As You Earn Scheme, the Employee Stock Purchase Plan, the ClinPhone Long Term Incentive Plan, the ClinPhone Enterprise Management Incentive Plan and the ClinPhone Limited United States Stock Option Plan

“Closing Price”	the closing middle market price of a relevant share as derived from the London Stock Exchange Daily Official List on any particular day

“Competing Proposal”	(a) an offer for or the proposed acquisition of 50 per cent. or more of the issued ordinary share capital of ClinPhone made by or on behalf of a third party;

(b)   a scheme of arrangement or proposed scheme of arrangement between ClinPhone and some or all of its members under Part 26 of the 2006 Act, the effect of which is or would be to vest control of ClinPhone in a third party;

(c) any transaction or proposed transaction whereby a third party seeks to acquire all or substantially all of the business of the ClinPhone Group;

(d) a combination or proposed combination

of all or substantially all of the business of the ClinPhone Group with any third party; or

(e) a joint venture or proposed joint venture with or involving a third party relating to substantially all of the business of the Target Group

“Conditions”	the conditions to the implementation of the Scheme and the Acquisition set out in Appendix 1 to this announcement subject to any modifications that may be required if PAREXEL decides to implement the Acquisition by way of the Offer

“Court”	the High Court of Justice in England and Wales

“Court Meeting”	the meeting of ClinPhone Shareholders to be convened by order of the Court pursuant to Part 26 of the 2006 Act in connection with the Scheme and the Acquisition, including any adjournment of such meeting

“Court Orders”	the Scheme Court Order and the Capital Reduction Court Order, as the case may be

“Disclosure and Transparency Rules” or “DTRs”	the Disclosure and Transparency Rules as published by the FSA

“Effective”	(i) if the Acquisition is implemented by way of the Scheme, the Scheme having become effective pursuant to its terms; or

(ii) if the Acquisition is implemented by way of an Offer, such Offer having been declared or become wholly unconditional in all respects in accordance with the requirements of the City Code

“Effective Date”	the date on which the Acquisition becomes Effective in accordance with its terms

“Enlarged Group”	with effect from the Effective Date, the combined PAREXEL Group and ClinPhone Group

“FSA”	the UK Financial Services Authority

“IFRS”	International Financial Reporting Standards

“Implementation Agreement”	the implementation agreement entered into by PAREXEL and ClinPhone on 13 June 2008, governing the implementation of the Acquisition

“Japan”	Japan, its cities, prefectures, territories and possessions

“JPMorgan Cazenove”	JPMorgan Cazenove Limited, financial advisor to PAREXEL

“Listing Rules”	the listing rules made by the FSA under section 73A of the Financial Services and Markets Act 2000

“London Stock Exchange”	London Stock Exchange plc

“Offer”	if PAREXEL decides to implement the Acquisition by way of a takeover offer, the offer to be made for or on behalf of PAREXEL for the entire issued and to be issued share capital of ClinPhone and including, where the context so requires, any subsequent variation, revision, extension or renewal of such offer

“Offer Document”	the circular to be posted to ClinPhone Shareholders (and, as required, others) in connection with the Acquisition if the Acquisition is effected by way of the Offer, which will contain the terms and conditions of the Offer

“Offer Period”	the period commencing on (and including) 15 February 2008 and ending on the Effective Date

“Offer Price”	135 pence in cash for each ClinPhone Share

“Official List”	the Official List of the UKLA

“Panel”	the UK Panel on Takeovers and Mergers

“PAREXEL”	PAREXEL International Corporation, a company incorporated in Massachusetts, USA

“PAREXEL Board” or “PAREXEL Directors”	the board of directors of PAREXEL

“PAREXEL Group”	PAREXEL, its subsidiaries and subsidiary undertakings

“PAREXEL International Holding”	PAREXEL International Holding UK Limited, a private company incorporated in England and Wales with registered number 6609730

“parent undertaking”	shall have the meaning given to that term in section 1162 of the 2006 Act

“pence” and “£”	the lawful currency of the United Kingdom

“Reduction Court Hearing”	the hearing by the Court to confirm the Capital Reduction

“Reduction Court Order”	the order of the Court confirming the Capital Reduction

“register”	the statutory register of members of PAREXEL or ClinPhone, as applicable

“Registrar of Companies”	the Registrar of Companies in England and Wales, within the meaning of the 1985 Act

“Regulatory Information Service”	one of the regulatory information services authorised by the UKLA to receive, process, and disseminate regulatory information from listed companies

“Reorganisation Record Time”	the time and date specified as such in the Scheme Document, expected to be 6.00 p.m. on the Business Day immediately preceding the Reduction Court Hearing

“Resolution”	means the special resolution to approve, inter alia, the cancellation of the entire issued share capital of ClinPhone, the alteration of ClinPhone’s articles of association and such other matters as may be necessary to implement the Scheme in the form set out in the Scheme Document

“Scheme”	the proposed scheme of arrangement under Part 26 of the 2006 Act between ClinPhone and the holders of the Scheme Shares by means of which the Acquisition is to be effected, subject to such modification as may be approved or imposed by the Court and agreed between PAREXEL and ClinPhone

“Scheme Court Order”	the order of the Court sanctioning the Scheme under section 899 of the 2006 Act

“Scheme Document”	the document to be dispatched to ClinPhone Shareholders (and, as required, others) in connection with the Acquisition if the Acquisition is effected by way of the Scheme, containing, inter alia, the Scheme, the notice of the Court Meeting and the notice of the GM

“Scheme Meeting”	the meeting of the ClinPhone Shareholders to be convened by an order of the Court under section 896 of the 2006 Act to consider and, if thought fit, approve the Scheme (with or without amendment) and any adjournment thereof

“Scheme Shareholders”	the holders of the Scheme Shares

“Scheme Shares”	all ClinPhone Shares:

(i) in issue at the date of the Scheme Document;

(ii) (if any) issued after the date of the Scheme Document and before the Voting Record Time; and

(iii)   (if any) issued at or after the Voting Record Time but on or before the Reorganisation Record Time either on terms that the original or any subsequent holders thereof shall be bound by the Scheme or in respect of which the holders thereof have agreed in writing to be bound by the Scheme, but excludes any ClinPhone Shares held by or on behalf of or for the benefit of any member of the PAREXEL Group

“Scheme Voting Record Time”	6.00 p.m. on the second day before the Scheme Meeting or, if the Scheme Meeting is adjourned, 6.00 p.m. on the second day before the date of such adjourned meeting

“subsidiary”	shall have the meaning given to that term in section 736 of the 1985 Act

“subsidiary undertaking”	shall have the meaning given to that term in section 1162 of the 2006 Act

“UBS” or “UBS Investment Bank”	UBS Limited of 1 Finsbury Avenue, London, EC2M 2PP

“UK” or “United Kingdom”	United Kingdom of Great Britain and Northern Ireland

“UK Listing Authority” or “UKLA”	the FSA acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000

“undertaking”	shall have the meaning given to that term in section 1161 of the 2006 Act

“United States” or “US”	the United States of America (including the states of the United States and the District of Columbia), its possessions and territories and all areas subject to its jurisdiction

“US GAAP”	Generally Accepted Accounting Principles in the United States

“US Holders”	ClinPhone Shareholders who are, or who appear (at any time) to PAREXEL to be, US Persons or resident in the United States

“US Person”	has the meaning as defined in Regulation S under the US Securities Act

“US Securities Act”	the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

“Wider PAREXEL Group”	PAREXEL Group and associated undertakings and any other body corporate, partnership, joint venture or person in which PAREXEL and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent

“Wider ClinPhone Group”	ClinPhone and associated undertakings and any other body corporate, partnership, joint venture or person in which ClinPhone and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent
All times referred to are London time unless otherwise stated.